Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami vedderprice.com

January 8, 2026

Via Edgar

Ms. Megan Miller
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Steward Funds, Inc. (the “Company” or the “Funds”) Registration Nos. 002-28174 and 811-01597

Dear Ms. Miller:

On behalf of the Company, this letter is in response to the comments you relayed during our December 22, 2025 and January 6, 2026 telephone conferences regarding the Securities and Exchange Commission (the “Commission”) staff’s Sarbanes-Oxley review of certain Company filings, including the Company’s annual report on Form N-CSR for the period ended April 30, 2025 (the “Annual Report”).

Comments

1.	Comment: In the Notes to Financial Statements in the Annual Report, Note 10 (Segment Reporting) states that the Adviser acts as the Funds’ chief operating decision maker (“CODM”). Please explain supplementally how all personnel at the Adviser are “a group” for purposes of the determination of the CODM and cite applicable U.S. GAAP in the analysis. See Accounting Standards Codification (ASC) 280-10-50-5. If the CODM was incorrectly identified, please correct in future reports with the Commission.

Response: The Company will disclose the President of the Funds as the Funds’ CODM in future reports with the Commission. Please note that, given the timing of the staff’s comment, this comment was not considered for the Company’s report on Form N-CSR for the semi-annual period ended October 31, 2025.

2.	Comment: The staff notes that, in the current prospectus dated August 28, 2025, the Annual Fund Operating Expenses table for Steward Equity Market Neutral Fund discloses Acquired Fund Fees and Expenses. In future reports with the Commission, please add a footnote to the Financial Highlights indicating that the ratios of expenses and income do not reflect the proportionate share of expenses and income of the underlying funds in which Steward Equity Market Neutral Fund invests (i.e., Acquired Fund Fees and Expenses). See ASC 946-205-50-16.

Response: The Company will include the requested footnote disclosure in future reports with the Commission, as applicable. Please note that, given the timing of the staff’s comment, this comment was not considered for the Company’s report on Form N-CSR for the semi-annual period ended October 31, 2025.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore, and Vedder Price (FL) LLP, which operates in Florida.

Ms. Megan Miller

January 8, 2026

3.	Comment: The staff notes that Item 10 of the Annual Report (Remuneration Paid to Directors, Officers, and Others of Open-End Management Investment Companies) states: “The applicable aggregate remuneration paid by each Fund during the year ended April 30, 2025 is included in the Statements of Operations.” In future reports with the Commission, please consider expanding Item 10 to disclose the aggregate remuneration paid by the Company during the period covered by the report. The staff notes that, in the Annual Report, the applicable aggregate remuneration is disclosed across multiple line items in the Statements of Operations.

Response: The Company will include in Item 10 cross-references to the applicable line items in the Statements of Operations, including “Directors fees,” “Chief compliance officer fees” and “Principal financial officer fees,” as applicable, in future reports with the Commission. Please note that, given the timing of the staff’s comment, this comment was not considered for the Company’s report on Form N-CSR for the semi-annual period ended October 31, 2025.

* * *

If you have any questions regarding these responses, please call me at (312) 609-7838.

Very truly yours, /s/ Jake W. Wiesen Jake W. Wiesen

cc:	Jim Coppedge (Steward Funds, Inc.) Sheri Steward Morris (Steward Funds, Inc.) John S. Marten (Vedder Price P.C.)